UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide an	X	Semi-Annual Report OR	Special Financial Report for the
semi-annual period ended	06/30/2017

Exact name of issuer as specified in the issuer’s charter:	Generation Income Properties, Inc.

Jurisdiction of incorporation/organization:	Maryland

I.R.S. Employer Identification Number:	47-4427295

Address of Principal Executive Offices:	400 N. Ashley Dr., Suite 1900, Tampa, FL 33602

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box    X    and leave the rest of Part I blank.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 N. Ashley Dr., Suite 1900

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

with copies to:

Dan Mirman, Esq.

Everett & Everett, PLLC

157 Columbus Avenue, 4th Floor

New York, NY 10023

Telephone: (212) 300-6104

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in the offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were incorporated as a Maryland corporation on June 6, 2015.  Generation Income Properties, Inc. (“Company”, “we”, “our”, and “us”) is an internally managed, company formed to acquire and own directly or jointly real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities, with an emphasis on the major coastal markets.  We intend to invest primarily in freestanding, single-tenant commercial retail, office and industrial properties net leased to investment grade tenants.  We will seek geographic diversity in our investments, although attractive opportunities will be more important than geographic mix in our investment activity. We currently own one net lease property and have two under contract.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Code, beginning with our taxable year ending December 31, 2017. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

We intend to acquire properties that we can lease to tenants under net leases. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

We are currently offering shares of our common stock to the public pursuant to a qualified offering statement under Regulation A. We intend to use the net proceeds of the offering to acquire additional real estate assets and otherwise fund our operations; concurrent with our offering the Company has commenced acquiring assets. On June 29, 2017 the Company purchased its first asset. The asset is a 3,000 square foot, single tenant retail condo location. The tenant is 7-Eleven and the property is located at 3707-3711 14th Street, NW, in the center of Washington, DC. We paid $2,480,000 plus fees, costs and other expenses in cash and assumed zero debt for this acquisition.

Our offering allows us to offer up to $20,000,000 equal to 4,000,000 shares of our common stock. As of June 30 2017, we had sold 670,800 of our shares of common stock and had 1,670,800 shares outstanding, with proceeds from the offering used to acquire 100% membership interests in single member entities formed by us and subsidiaries of Generation Income Properties, LP.

Our expectation and strategy continues to have our properties provide a stable source of income for our shareholders and to maximize potential returns through appreciation of the real estate and net asset value (“NAV”) growth.

Results of Operations

As of June 30, 2017, we held one asset. Since we only acquired our first asset on June 29, 2017, the second to last day of the six month period ending June 30, 2017, we did not see any significant changes in revenue versus the six month period ended June 30, 2016.

For the six month period ended June 30, 2017, we had operating expenses of $89,226 compared to $75,818 for the six months ended June 30, 2016. Operating expenses for the period were primarily comprised of legal representation, accounting, annual audits, tax returns, marketing expenses related to the Company’s offering under Regulation A and other corporate related costs.

Liquidity and Capital Resources

We had net cash of $476,042 for the period ending June 30, 2017. Net cash for the current period is from the proceeds of capital raised by the Company.

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company through our offering with proceeds being used to acquire additional target properties.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with debt financing and debt repayments for our properties; (iv) recurring capital expenditures; and (v) corporate and administrative costs.

Our internal liquidity will be provided primarily by the rental income from our real properties and our external liquidity source is capital received from our offering and a $5,000,000 executive line of credit secured by the Company on June 2, 2017 with American Momentum Bank. Since June 30, 2017 we have raised an additional $200,000 of capital.

Item 2.   Other Information

On June 27, 2017, our president filed suit in Fairfax County Circuit Court in the State of Virginia against Calkain Companies LLC (“Calkain”) and his business partner Jonathan Hipp to dissolve Calkain. The suit alleges, inter alia, that Mr. Hipp was using company funds to pay for his private expenses including cars, private planes, vacations and other company expenses for his own personal benefit. In addition, Calkain has withheld earnings owned to Mr. Sobelman. The suit seeks for the judicial dissolution of Calkain, and payment by Calkain and Mr. Hipp of monies unlawfully held and owed to Mr. Sobelman as well as reasonable compensation to Mr. Sobelman for his ownership interest in Calkain. On September 1, 2017, in response to Mr. Sobelman’s suit against Jonathan Hipp and Calkain, Calkain filed a counter-complaint and third-party complaint naming Mr. Sobelman, and Generation Income Properties, Inc. The complaint denies that Mr. Sobelman has any ownership interest in Calkain, despite the public acknowledgement by Mr. Hipp, amongst industry professionals, the media, and Calkain’s corporate website listing Mr. Hipp and Mr. Sobelman as partners. The complaint by Mr. Hipp alleges, in sum and substance, that Generation Income Properties, through Mr. Sobelman, reached out to business contacts that Mr. Sobelman developed while at Calkain for more than a decade and Calkain is entitled to all money’s invested by those contacts as well as any profits earned by Generation Income Properties to date. In addition, Calkain and Mr. Hipp are seeking total damages from Mr. Sobelman and Generation Income Properties in the amount of $850,000. We believe the suit by Calkain and Mr. Hipp to be frivolous and simply retaliatory. We currently believe that the likelihood of an unfavorable outcome for Generation Income Properties, Inc. with respect to any of the aforementioned legal proceedings against the company is remote. No provision for loss has been recorded in connection therewith.

Mr. Sobelman, our president, is no longer affiliated with Calkain Companies LLC and the Company no longer intends to manage its assets with the assistance of Calkain Asset Management as stated in the Company’s offering statement dated January 28, 2016. In addition to managing the day to day operations of the Company, Mr. Sobelman has recently joined 3 Properties LLC, a real estate brokerage company founded by Mr. Sobelman specializing in representing buyers and sellers of net lease property.

Item 3.   Financial Statements

Generation Income Properties, Inc.

Generation Income Properties, Inc.

Consolidated Balance Sheets

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

ASSETS
	Unaudited	Audited
	June 30,	December 31,
	2017	2016

ASSETS

Operating real estate, net	$2,347,004	$—
Cash	476,042	692,582
Real estate deposit	10,000	—
Intangible assets, net	456,253	—
Total Assets	$3,289,299	$692,582

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$3,589	$440
Due to stockholder	84,292	84,292
Below market lease, net	212,259	—
Total Liabilities	300,140	84,732

STOCKHOLDERS’ EQUITY

Common stock, $0.01 par value, 100,000,000 shares authorized; 1,670,800 and 1,176,700 shares issued and outstanding at 6/30/2017 and 12/31/2016, respectively	16,708	11,767
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Additional paid-in capital	3,347,327	881,733
Accumulated deficit	(374,876)	(285,650)
Total Stockholders’ Equity	2,989,159	607,850

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$3,289,299	$692,582

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Operations

For the Six-Month Periods Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

	Unaudited	Unaudited
	June 30,	June 30,
	2017	2016

EXPENSES

Organizational costs	$88,523	$75,818
Amortization	703	—

Total Expenses	89,226	75,818

NET LOSS	$(89,226)	$(75,818)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,479,961	1,000,000

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.060)	$(0.075)

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity

For the Six-Months Ended June 30, 2017 (unaudited)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2016 (audited)	1,176,700	$11,767	$881,733	$(285,650)	$607,850

Common stock issued for cash	494,100	4,941	2,465,594	—	2,470,535

Net loss	—	—	—	(89,226)	(89,226)

Balance, June 30, 2017 (unaudited)	1,670,800	$16,708	$3,347,327	$(374,876)	$2,989,159

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows

For the Six-Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

	Unaudited	Unaudited
	June 30,	June 30,
	2017	2016

OPERATING ACTIVITIES

Net loss	$(89,226)	$(75,818)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	703	—
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	3,149	4,231

Net Cash Used in Operating Activities	(85,374)	(71,587)

INVESTING ACTIVITIES

Real estate deposit paid	(10,000)	—
Purchase of real estate	(2,574,833)	—

Net Cash Used in Investing Activities	(2,584,833)	—

FINANCING ACTIVITIES

Common stock issued for cash	2,470,535	543,500
Payment of line of credit fees	(16,868)	—
Due to stockholder	—	10,000

Net Cash Provided by Financing Activities	2,453,667	553,500

NET INCREASE (DECREASE) IN CASH	(216,540)	481,913

CASH AT BEGINNING OF PERIOD	692,582	448

CASH AT END OF PERIOD	$476,042	$482,361

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

On March 8, 2017, the Company formed GIPDC 3707 14th ST, LLC, a wholly owned subsidiary of the Operating Partnership. On June 29, 2017, GIPDC 3707 14th ST, LLC purchased its first net lease asset occupied by a corporate owned 7-Eleven (S&P: AA-) tenant for $2,480,000 in cash plus closing costs.  The property is located in the center of Washington D.C.; approximately 3 miles north of the White House. It is on the ground floor of a new construction residential condominium building completed in 2016.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2017, or the first year in which we commence material operations, in the event that this is later than 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Real Estate

Acquisitions of real estate are recorded at cost.  Depreciation is provided over the estimated useful life (39 years) using the straight-line method.  There was no depreciation expense for the six-months ended June 30, 2017 as the real estate purchase occurred at the end of the reporting period.

Purchase Price Assignment

The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value.  Tangible assets consist of land and buildings.  Intangible assets and liabilities consist of the value of in-place leases and below market leases assumed with the acquisition.

The Company engages independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets.  These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses.  As of the date of this report, the appraisal for the purchase of the 7-Eleven was not completed. Therefore, the purchase price was assigned based on management’s best estimate.  These estimates may be adjusted once the formal appraisal is completed.

The fair value of the below market lease is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease.  The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the lease.

Intangible Assets

Line of Credit Fees

Costs incurred related to line of credit fees have been capitalized and are amortized over the term of the respective agreement using the straight-line method.  Amortization expense related to line of credit fees was $703 for the six-months ended June 30, 2017.

In-Place Leases

The fair value of in-place leases is the estimated present value associated with re-leasing the in-place lease as if the property was vacant.  The fair value represents the estimated tenant improvement allowances, loss of rent, and estimated commissions and legal fees paid in similar leases.  This estimate may be adjusted once the formal appraisal is completed.  Lease costs are amortized over the non-cancelable term of the respective lease.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of June 30, 2017 and December 31, 2016, there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. While the Company is still completing the assessment of the impact of this standard to its consolidated financial statements, management believes the majority of the Company’s revenue falls outside of the scope of this guidance.

During February 2016, the FASB issued ASU No. 2016-02 “Leases.”  This new standard will require lessees to recognize a lease liability and a right-to-use asset for all leases (with the exception of short-term leases).  ASU 2016-02 is affective for annual periods, and interim periods therein, beginning after December 15, 2018.  Management is evaluating the impact of the adopting this new accounting standard.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business. ASU 2017-01 clarifies that to be considered a business, the elements must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The new standard illustrates the circumstances under which real estate with in-place leases would be considered a business and provides guidance for the identification of assets and liabilities in purchase accounting. ASU 2017-01 is effective for periods beginning after December 15, 2017 and early adoption is permitted. The Company early adopted the new standard and expects that the new standard will reduce the number of future real estate acquisitions that will be accounted for as business combinations and, therefore, reduce the amount of acquisition costs that will be expensed.

Note 3 - Real Estate

The Company’s real estate is comprised of the following:

	June 30, 2017	December 31, 2016
Land	$704,101	$—
Building	1,642,903	—
Total real estate	2,347,004	—
Less: Accumulated depreciation	—	—
Total real estate, net	$2,347,004	$—

The purchase price of the asset acquisition was allocated between land and building based on management’s estimate.  This estimate may be adjusted once the formal appraisal is completed.

Acquisitions:

During the six months ended June 30, 2017, the Company acquired the following retail properties:

Property and Location	Percent Acquired	Date of Acquisition	Purchase Price	Debt Assumed
7-Eleven - Washington, DC	100%	6/29/2017	$ 2,480,000	$ 0

This acquisition was accounted for as an asset acquisition as the underlying property did not meet the definition of a business as the Company early adopted ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business.

The following table summarizes the aggregate purchase price assignment:

Land	$704,101
Building	1,642,903
In-place lease	440,088
Below market lease	(212,259)
Total purchase price, including loan costs	$2,574,833

Note 4 - Intangible Assets, net

Intangible assets, net is comprised of the following:

	June 30, 2017	December 31, 2016
Line of credit fees	$16,868	$—
Less: Accumulated amortization	(703)	—
In-place leases	440,088	—
Less: Accumulated amortization	—	—
Total intangible assets, net	$456,256	$—

Note 5 - Below Market Lease, net

Below market lease, net is comprised of the following:

	June 30, 2017	December 31, 2016
Below market lease	$212,259	$—
Less: Accumulated amortization	—	—
Total below market lease, net	$212,259	$—

Note 6 - Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

As of June 30, 2017, the Company received equity subscriptions for which $3,352,268 of funds have been received from investors and 670,800 shares of common stock have been issued.

On February 15, 2017, the Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period of the Company’s offering qualified by the Securities and Exchange Commission on February 29, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) the two year anniversary of the date the Offering Statement filed on form 1-A of Regulation A of the Securities Act of 1933 was qualified. In addition, the Board approved a resolution to extend the offering period until the two year anniversary of the Offering Statement at its discretion.

On June 19, 2015, the Company issued 1,000,000 shares of common stock to its then sole stockholder for an aggregate purchase price of $10,000.

Note 7 - Related-Party Transactions

For the six-month period ended June 30, 2017 and 2016, the Company’s President, David Sobelman paid $0 and $10,000, respectively, for expenses incurred on behalf of the Company; amounts to be reimbursed to Mr. Sobelman, totaled $84,292 as of June 30, 2017 and December 31, 2016. These expenses will be reimbursed as per a verbal agreement between the Company and our President, due on demand, unsecured, without interest with the proceeds received upon the sale of the Company’s common stock as part of its initial public offering.

Note 8 - Leases

On June 29, 2017, the Company assumed the lease for the property it acquired through a wholly owned subsidiary of the Operating Partnership. The initial lease term runs from January 1, 2016 to March 31, 2026 (10 years) with an option to renew every 5 years for a total of 20 years. The lease includes a 10% rental increase every five years in the primary term, and during the renewal periods. As of the date of purchase, the lease had eight years and nine months on the initial term of the lease.

Future Minimum Rents

The following table presents future minimum base rental cash payments due to the Company over the next six calendar years and thereafter as of June 30, 2017.

Future Minimum Base Rent Payments
Remaining six months ending December 31, 2017	$59,327.76
December 31, 2018	117,999.96
December 31, 2019	117,999.96
December 31, 2020	117,999.96
December 31, 2021	117,999.96
December 31, 2022	129,799.96
Thereafter	389,399.88
$1,050,527.43

Note 9 - Line of Credit

In June 2017, the Company received a $5,000,000 revolving line of credit from a commercial bank, of which no amount was outstanding as of June 30, 2017. The line is personally guaranteed by our president David Sobelman and matures in June 2019. The line is secured by the real property being purchased, and advances are limited to the lesser of 40% of the cost or 40% of the appraised value of any real property being purchased. The line bears interest at the 30-day LIBOR Rate plus 3.75%, and includes various financial and non-financial covenants. As of June 30, 2017, the Company was in compliance with all covenants.

Note 10 - Commitments and Contingencies

On June 6, 2017, through our Operating Partnership, we entered into a contract to purchase a net lease property currently under construction in Tampa, FL. The free-standing, single tenant building is being constructed as a build to suit building for Starbucks Corporation. The estimated completion date for construction of this property is by the first quarter of 2018. The property is located in the center of the area of Tampa, FL called “South Tampa” and is located on a redeveloped property which replaces a strip center which stood for approximately 50 years prior to the construction of the new Starbucks building. Starbucks will operate and guarantee the 10-year lease (commencing upon the date that Starbucks is able to move into the location and begin operations). Starbucks has an A- credit rating from Standard & Poor’s. The purchase price is approximately $3,475,000 in cash plus closing costs and the Company expects to close on the property by the first quarter of 2018. The Company paid a $10,000 deposit on the date of contract.

Note 11 - Subsequent Events

Offering Proceeds

As of September 20, 2017, we had raised total gross offering proceeds of approximately $3,564,035 from settled subscriptions and had issued an aggregate of 1,710,807 common shares of stock.

Property - Under Contract

Tampa, Florida - Starbucks

On August 1, 2017, following the Company’s completion of its preliminary due diligence on the Tampa, Florida Starbucks property, the Company paid an additional $90,000 deposit pursuant to the terms of the contract with the developer.

Atlanta, Georgia - SunTrust

On September 5, 2017, through our Operating Partnership, we entered into a contract to purchase a net lease property in the ground floor of a condominium building located in the center of downtown Atlanta, GA.  The property is located approximately one block from the center of the Metropolitan Atlanta Rapid Transit Authority (MARTA) subway station called Five Points, as well as one block from a planned redevelopment of Underground Atlanta (6 blocks and 12 acres in downtown Atlanta) which was purchased by a developer to redevelop approximately 300,000 square feet of retail and to construct up to 1,000 new residential units.  The tenant is SunTrust Bank and the 10-year lease (starting 2017) is guaranteed by SunTrust Bank., which has a BBB+ credit rating from Standard & Poor’s.  The purchase price is approximately $2,560,000 in cash plus closing costs and the Company expects to close on the property in the fourth quarter of 2017.

Item 4.   Exhibits

Exhibit Number	Description

2.1**	Articles of Amendment and Restatement of Generation Income Properties, Inc.

2.2*	Bylaws of Generation Income Properties, Inc.

3.1*	Founder Stock Purchase Agreement

3.2*	Ownership Limit Waiver Agreement

3.3*	Form of Stock Certificate

3.4***	Amended Founder Stock Purchase Agreement

3.5***	Amended Ownership Limit Waiver Agreement

4.1*	Form of Subscription Agreement

6.1	Form of Real Estate Purchase and Sale Agreement of Washington, DC property by GIPDC 3707 14th ST, LLC

15.1**	Appendix A Prior Performance Tables

* incorporated by reference to Generation Income Properties Form 1-A filed on September 16, 2015

** incorporated by reference to Generation Income Properties Form 1-A/A filed on January 28, 2016

*** incorporated by reference to Generation Income Properties Form 1-K filed on May 1, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Exact name of issuer as spelled in its charter:

GENERATION INCOME PROPERTIES, INC.

Date: September 29, 2017	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and	September 29, 2017
David Sobelman	Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)